Filed Pursuant to Rule 424(b)(3)

Registration No. 333-289285

PROSPECTUS SUPPLEMENT NO. 2

(TO PROSPECTUS DATED NOVEMBER 3, 2025)

Psyence Biomedical Ltd.

This is a supplement (“Prospectus Supplement”) to the prospectus, dated November 20, 2025 (“Prospectus”), of Psyence Biomedical Ltd. (the “Company”), which forms a part of the Company’s Registration Statement on Form F-1 (Registration No. 333-289285), as amended or supplemented from time to time. This Prospectus Supplement is being filed to update and supplement the information included in the Prospectus with the information contained in our Report on Form 6-K, furnished to the U.S. Securities and Exchange Commission on November 20, 2025 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and delivered with, the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement supersedes the information contained in the Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, including any amendments or supplements to it.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 13 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 20, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F           ☐ Form 40-F

Explanatory Note

Psyence Biomedical Ltd. (the “Company”) is filing this Form 6-K to file its unaudited interim consolidated financial statements for the three and six months ended September 30, 2025 and 2024 (the “Interim Financial Statements”), along with its corresponding Management’s Discussion and Analysis.

1

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Three and Six Months Ended September 30, 2025 and 2024.
99.2	Management Discussion and Analysis for the Unaudited Condensed Consolidated Financial Statements for the Three and Six Months Ended September 30, 2025 and 2024.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 20, 2025

Psyence Biomedical Ltd.

By:	/s/ Jody Aufrichtig
Name:	Jody Aufrichtig
Title:	Chief Executive Officer and Director

3

Exhibit 99.1

Psyence Biomedical Ltd.

Unaudited Condensed Consolidated Interim Financial Statements

For the three and six months ended September 30, 2025 and 2024

Expressed in United States Dollars

(USD $)

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Financial Position

As at September 30, 2025 and March 31, 2025

USD $	Note	As at September 30, 2025 (Unaudited)	As at March 31, 2025 (Audited)

ASSETS
Current assets
Cash and cash equivalents	5	7,149,985	6,135,166
Restricted cash	5	47,191	35,964
Other receivables		174,187	137,348
Prepaids		258,092	251,796
Total current assets		7,629,455	6,560,274
Non-current assets
Equipment	6	8,690	11,096
Investment in Psyence Labs Ltd	13	5,172,000	745,000
TOTAL ASSETS		12,810,145	7,316,370
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	7	644,700	394,270
Derivative warrant liabilities	9	298,368	200,096
TOTAL LIABILITIES		943,068	594,366
SHAREHOLDERS EQUITY
Share Capital	12	68,884,610	61,752,305
Accumulated Deficit		(58,439,936)	(56,447,204)
Warrant Reserve		1,065,705	1,065,705
Options Reserve	12	9,445	-
Reserves		347,253	351,198
TOTAL SHAREHOLDERS EQUITY		11,867,077	6,722,004
TOTAL LIABILITIES AND SHAREHOLDERS EQUITY		12,810,145	7,316,370
Approved on behalf of Board of Directors
“Jody Aufrichtig” Chief Executive Officer and Director	“Warwick Corden-Lloyd” Chief Financial Officer and Director

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

2

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Net Income/(Loss) and Comprehensive Income/(Loss)

For three and six months ended September 30, 2025 and 2024

USD $		Note	Three months ending September 30, 2025	Three months ending September 30, 2024	Six months ending September 30, 2025	Six months ending September 30, 2024

Expenses
Sales and marketing			48,670	273,768	154,976	320,708
Research and development			357,444	265,626	672,364	265,626
General and administrative			217,225	243,044	367,070	536,140
Professional and consulting fees			881,638	373,664	1,223,637	808,872
Loss before other items			(1,504,977)	(1,156,102)	(2,418,047)	(1,931,346)
Other items
Depreciation		6	(1,330)	(1,016)	(2,634)	(1,789)
Interest expense			(2,753)	(3,715)	(5,125)	(3,715)
Interest income			72,815	-	103,341	-
Other income			-	-	2,533	-
Foreign exchange gain/(loss)			257	1,661	(1,528)	1,786
Fair value gain on convertible note		8	-	1,585,739	-	4,437,063
Fair value (loss)/gain on warrant liability		9	(58,016)	1,678	(98,272)	745,428
Fair value loss on promissory notes		10	-	(101,708)	-	(101,708)
Fair value loss on warrant exchange		9	-	(185,064)	-	(185,064)
Fair value gain on investment in Psyence Labs Ltd		13	740,750	-	427,000	-
NET INCOME/(LOSS)			(753,254)	141,473	(1,992,732)	2,960,655
Other comprehensive income/(loss)
Foreign exchange (loss)/gain on translation			636	(99,628)	(3,945)	(101,040)
TOTAL COMPREHENSIVE INCOME/(LOSS)			(752,618)	41,845	(1,996,677)	2,859,615
Profit/(Loss) per share	– basic		(0.51)	4.07	(1.88)	102.28
	– diluted		(0.51)	4.07	(1.88)	102.26
Weighted average number of	– basic		1,481,527	34,722	1,059,410	28,947
outstanding shares	– diluted		1,481,527	34,731	1,059,410	28,951

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

3

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Changes in Shareholder Equity

For the six months ended September 30, 2025 and 2024

USD $	Note	Number of shares	Share capital	Warrant reserve	Options Reserve	Reserves	Deficit	Total shareholders’ equity (deficit)

Opening balance as at April 1, 2024		22,402	46,125,397	-	-	361,057	(57,458,994)	(10,972,540)
Issuance of shares to third party advisors	12	586	241,379	-	-	-	-	241,379
Issuance of shares for convertible note	12	19,209	4,129,524	-	-	-	-	4,129,524
Issuance of shares for ELOC, net of issuance costs	11	23,830	1,721,636	-	-	-	-	1,721,636
Issuance of shares for warrant exchange	9/12	1,104	192,060	-	-	-	-	192,060
Issuance of shares for promissory notes	10	8,878	530,692	-	-	-	-	530,692
Issuance of warrants	8	-	-	42,528	-	-	-	42,528
Net profit for the period		-	-	-	-	-	2,960,655	2,960,655
Other comprehensive loss		-	-	-	-	(101,040)	-	(101,040)
Balance, September 30, 2024		76,009	52,940,688	42,528	-	260,017	(54,498,339)	(1,255,106)

Opening balance as at April 1, 2025		568,021	61,752,305	1,065,705	-	351,198	(56,447,204)	6,722,004
Issuance of shares to third party advisors	12	15,242	60,000	-	-	-	-	60,000
Issuance of shares for ELOC, net of issuance costs	11/12	1,283,950	7,055,421	-	-	-	-	7,055,421
Share based compensation	16	-	-	-	26,329	-	-	26,329
Exercise of RSU’s	12	4,838	16,884	-	(16,884)	-	-	-
Net loss for the period		-	-	-	-	-	(1,992,732)	(1,992,732)
Other comprehensive loss		-	-	-	-	(3,945)	-	(3,945)
Balance, September 30, 2025		1,872,051	68,884,610	1,065,705	9,445	347,253	(58,439,936)	11,867,077

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

4

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Condensed Consolidated Interim Statements of Cash Flows

For the six months ended September 30, 2024 and September 30, 2023

	Note	Six months ending September 30, 2025	Six months ending September 30, 2024

Net (loss)/ income		(1,992,732)	2,960,655
Non-cash adjustment:
Fair value gain on convertible note	8	-	(4,437,063)
Fair value loss/(gain) on derivative warrant	9	98,272	(745,428)
Fair value loss on promissory notes	10	-	101,708
Fair value loss on warrant exchange	12	-	185,064
Fair value gain on investment in Psyence Labs Ltd	13	(427,000)	-
Third party advisors share issuance	12	60,000	241,379
Share based compensation	16	26,329	-
Depreciation	6	2,634	1,789
Foreign exchange		(3,945)	(9,969)

Changes in working capital:
Other receivables		(36,839)	(83,333)
Prepaids		(6,296)	165,965
Accounts payable and accrued liabilities	7	250,430	103,356
Cash used in operating activities		(2,029,147)	(1,515,877)

Additions to equipment	6	(228)	(6,428)
Investment in Psyence Labs Ltd	13	(4,000,000)	-
Increase in restricted cash	5	(11,227)	-
Cash used for investing activities		(4,011,455)	(6,428)

Proceeds received from convertible note	8	-	1,000,000
Net proceeds received from ELOC	11	7,055,421	1,721,636
Cash provided from financing activities		7,055,421	2,721,636

Change in cash and cash equivalents		1,014,819	1,199,331
Cash and cash equivalents, beginning of period		6,135,166	733,188
Cash and cash equivalents, end of period		7,149,985	1,932,519

The accompanying notes are an integral part of the Condensed Consolidated Interim Financial Statements

5

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Notes to the Condensed Consolidated Interim Financial Statements

1. Nature of operations and going concern

Psyence Biomedical Ltd. (the “Company” or “PBM”), is a life science biotechnology company traded on the Nasdaq exchange (NASDAQ: PBM) that is focused on the development of botanical (nature derived, or non-synthetic) psilocybin-based psychedelic medicines. The Company is working towards developing psychedelic therapeutics to treat mental health disorders. The Company is currently conducting research through clinical trials to evaluate the safety and effectiveness of natural psilocybin in treating adjustment disorder in patients with a cancer diagnosis in a palliative care context (the “Clinical Trials”).

The Company’s registered office is at 121 Richmond Street West, PH Suite 1300, Toronto, Ontario M5H 2K1.

On November 26, 2024, the Company consolidated its common shares and warrants on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1. All prior share capital information has been presented based on these ratios.

2. Basis of presentation

Statement of compliance

These Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Accordingly, certain disclosures included in annual consolidated financial statements prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standard Board (“IFRS”) have been condensed or omitted and these Unaudited Condensed Consolidated Interim Financial Statements should be read in conjunction with the Company’s audited Consolidated Financial Statements for the year ended March 31, 2025 and March 31, 2024. These Unaudited Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent annual consolidated financial statements.

The Condensed Consolidated Interim Financial Statements were authorized for issue on November 20, 2025 by the directors of the Company.

Basis of consolidation

These Condensed Consolidated Interim Financial Statement incorporate the accounts of PBM and its subsidiaries performing Clinical Trials. A subsidiary is an entity controlled by PBM and its results are consolidated into the financial results of the Company from the effective date of control up to the effective date of loss of control.

Control exists when an investor is exposed, or has the rights, to variable returns from the involvement with the investee and has liability to affect those returns through its power over the investee.

The subsidiaries of PBM as at September 30, 2025 and March 31, 2025 for the purpose of these Condensed Consolidated Interim Financial Statements are as follows:

Name of entity	Place of incorporation	% ownership	Accounting method
Psyence Australia Pty Ltd.	Australia	100%	Consolidated
Pysence Biomed II Corp.	Canada	100%	Consolidated
Newcourt Acquisition Corp.	Cayman Islands	100%	Consolidated

Inter-company balances and transactions are eliminated upon consolidation.

Functional and presentation currency

These Condensed Consolidated Interim Financial Statements are presented in United States Dollars (“USD $”), which is also PBM’s functional currency. The USD $ represents the currency of the Company’s funding and is the currency of the primary economic environment in which the Company operates in, except for the Company’s Australian subsidiary which has an Australian Dollar functional currency.

6

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

3. Material accounting policies

These Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent Annual audited Consolidated Financial Statements.

Accounting Standards Issued But Not Yet Effective

A number of new standards, and amendments to standards and interpretations, are not yet effective for the period ended September 30, 2025, and have not been early adopted in preparing these consolidated financial statements.

IFRS 18 Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 – Presentation and Disclosure in Financial Statements which will replace IAS 1, Presentation of Financial Statements. The key new concepts introduced in IFRS 18 relate to the structure of the statement of earnings (loss), required disclosures in the financial statements for certain earnings or loss performance measures that are reported outside an entity’s financial statements and enhanced principles on aggregation and disaggregation which apply to the primary financial statements and notes in general. IFRS 18 will apply for reporting periods beginning on or after January 1, 2027, and also applies to comparative information. The Company is still in the process of assessing the impact of this standard on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates and are not expected to have a significant impact on the Company’s consolidated financial statements.

4. Critical accounting estimates and judgements

These Condensed Consolidated Interim Financial Statements follow the same accounting policies, estimates, and methods of application as our most recent Annual audited Consolidated Financial Statements .

5. Cash, restricted cash and cash equivalents

Cash and cash equivalents include the following amounts:

	September 30, 2025	March 31, 2025
Unrestricted cash held with chartered banks	7,149,985	6,135,166
Restricted cash	47,191	35,964
Total	7,197,176	6,171,130

●	unrestricted cash held with chartered banks and

●	the Company entered into a cash collateral agreement with a major chartered bank in Canada with regards to a credit card facility against which the Company deposited Canadian Dollars $65,000 (March 31, 2025 – Canadian Dollars $50,000) in a guaranteed investment certificate with the bank. Amounts are presented as restricted cash on the statements of financial position.

7

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

6. Equipment

Computer equipment
Cost
Opening balance, April 1, 2024	5,727
Additions	6,428
At September 30, 2024	12,155
At March 31, 2025	15,604
Additions	228
At September 30, 2025	15,832

Accumulated Depreciation
Opening balance, April 1, 2024	(240)
Charge for the period	(1,789)
At September 30, 2024	(2,029)
At March 31, 2025	(4,508)
Charge for the period	(2,634)
At September 30, 2025	(7,142)

Carrying Value
At March 31, 2025	11,096
At September 30, 2025	8,690

7. Accounts payable and accrued liabilities

Accounts payable and accrued liabilities include the following amounts:

	September 30, 2025	March 31, 2025
Trade payables	235,868	261,937
Accrued liabilities	104,936	50,481
Provisions	303,896	81,852
Total	644,700	394,270

8. Convertible note liability

On January 15, 2024, the Company and Psyence Biomed II entered into the Securities Purchase Agreement with the Investors and the NCAC Sponsor, relating to up to four senior secured convertible notes obligations under which are guaranteed by certain assets of the Company and Psyence Biomed II, issuable to the Investors at or after the Closing, as the case may be, for the aggregate principal amount of up to $12,500,000 in exchange for up to $10,000,000 in cash subscription amounts (the “Convertible Note Financing”).

The First Tranche Notes, for an aggregate of $3,125,000 principal, were delivered by the Company to the Investors on January 25, 2024, in exchange for an aggregate of $2,500,000 in financing. On the original issuance date of the First Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the First Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company. The maturity date of the First Tranche Note was January 25, 2027.

8

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

The Second Tranche Notes, for an aggregate of $1,000,000 principal, were delivered by the Company to the Investors between May and July 2024, in exchange for an aggregate of $1,250,000 in financing. On the original issuance date of the Second Tranche Notes, interest began accruing at 8.0% per annum based on the outstanding principal amount of the Second Tranche Notes and is payable monthly in arrears in cash or in common shares of the Company at the Conversion Price. The maturity date of the First Tranche Notes is May 31, 2027.

The Company designated the entire instrument as FVTPL.

On August 20, 2024, the Company and the Investor entered into an addendum to the Securities Purchase Agreement (the “Addendum”). Under the provisions of the Addendum, the First and Second Trance Notes would be extinguished by the Company issuing common shares within the conversion limits detailed in the Securities Purchase Agreement.

As a consideration to the Investor entering into the Addendum, the Company issued to the Investor 1,673 common shares valued at $523,000 based on the market price of the common shares on the date of issuance and 837 warrants to acquire common shares of the Company with a two-year expiry, exercisable at $298.88 per share. The warrants were valued at $42,528 using the Black-Scholes pricing model with the following assumptions:

Warrant Inputs at August 20, 2024
Share price	$312.62
Expected dividend yield	Nil
Exercise price	298.88
Risk-free interest rate	3.93%
Expected life	2.00
Expected volatility	17.7%
Expiry date	August 20, 2026

The fair value of shares and warrants issued pursuant to the Addendum as detailed above, was recorded in the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss) as part of the fair value gain on convertible note.

The First Tranche Note was fully converted into common shares as of September 30, 2024.

Second Tranche Note: $1,087,790 of the $1,250,000 principal was converted by September 30, 2024, leaving an outstanding principal balance of $162,210.

The total additions to equity on conversion were $3,606,524.

The Company measured the fair value of the convertible loan liability before each conversion using Monte Carlo valuation model with the following main assumptions: expected dividend yield 0%, exercise price $224.22- $320.45, risk free interest rate 3.63%- 5.23%, expected life 0.1 – 2.7 years.

The fair value of the convertible notes was estimated using a combined discounted cash flow approach and Monte Carlo simulation with the following assumptions as of September 30, 2024.

Inputs
Share price	59.78
Conversion price	224.20
Prepayment Amount	130%
Discount rate shares	3.63%
Discount rate cash	17.47%
Volatility annual	100%
Volatility daily	6.30%
Risk free annual	3.63%

9

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

The fair value was calculated to be $nil as of September 30, 2025 ($48,281 September 30, 2024). A fair value gain of $nil was recognized during the period end September 30, 2025 ($4,437,063, September 30, 2024).

9. Derivative warrant liabilities

The Company has two classes of warrant liabilities outstanding: Public Warrants and Private Warrants. As of September 30, 2025 and March 31, 2025, there were 20,762 warrants issued and outstanding, consisting of 19,808 Public Warrants and 954 Private Warrants. Each warrant is exercisable to purchase one common share at a price of $6,874.13 per share.

During the period ended September 30, 2024, the Company entered into the Warrant Exchange Agreement. Pursuant to the Warrant Exchange Agreement, the Company issued to the Holder 1,104 Common Shares in exchange for the surrender and cancellation of 1,104 Public Warrants held by the Holder. The warrants exchange resulted in a loss of $185,064 which was recorded in the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss).

Public Warrants: The fair value of the Public Warrants is determined based on the observable market price, as they continue to be traded on the Nasdaq under the symbol “PBMWW.” Changes in fair value during the periods ended September 30, 2025 and September 30, 2024, have been recognized in the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss).

Private Warrants: The Company utilizes a Black-Scholes options valuation model to value the private warrants at each reporting period, using the following main assumptions:

	Warrant Inputs at September 30, 2025	Warrant Inputs at March 30, 2025
Share price	$3.20	$4.78
Expected dividend yield	Nil	Nil
Exercise price	$6,874.13	$6,874.13
Risk-free interest rate	4.21%	4.21%
Expected life	4.00	4.00
Expected volatility	59.98%	59.98%
Expiry date	January 25, 2029	January 25, 2029

At September 30, 2025 the fair value of the Public and Private Warrants was $298,368 (September 30, 2024 - $149,184) and $nil (September 30, 2024 - $nil), respectively. A fair value loss of $98,272 (September 30, 2024 – $745,428 gain) was recognized on the condensed consolidated interim statements of income/(loss) and comprehensive income/(loss).

The expected volatility was based on implied volatility of the Public Warrants.

As at September 30, 2025, the derivative warrant liability was reconciled as follows:

Derivative warrant liability – Public and Private Warrants
	Number	Amount ($)
Opening balance April 1, 2024	21,866	901,608
Warrant exchange	(1,104)	(6,996)
Fair value gain	-	(745,428)
Balance as at September 30, 2024	20,762	149,184
Opening balance April 1, 2025	20,762	200,096
Fair value loss	-	98,272
Balance as at September 30, 2025	20,762	298,368

10

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Warrant transactions and the number of warrants outstanding are summarized as follows:

	Public Warrants		Private Warrants
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Balance, April 1, 2024	20,912	$6,874.13	954	$6,874.13
Warrant exchange	(1,104)	$6,874.13	-	$6,874.13
Balance, September 30, 2024 and March 31, 2025	19,808	$6,874.13	954	$6,874.13
Balance, September 30, 2025	19,808	$6,874.13	954	$6,874.13

The following warrants were outstanding and exercisable at September 30, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
January 25, 2024	January 25, 2029	$6,874.13	20,762	20,762

10. Promissory Notes

As at April 1, 2024, the Company had the following unsecured convertible promissory notes which bore no interest:

-	An unsecured convertible promissory note to Psyence Group Inc. (the “PGI Note”), in the principal amount of $1,460,657 which was payable on January 25, 2025. This note was convertible into shares at the option of Psyence Group Inc.

-	An unsecured convertible promissory note to the NCAC Sponsor (the “NCAC Note”), in the principal amount of $1,615,501, which was payable on January 25, 2025. This note was convertible into shares at the option of NCAC Sponsor.

Both notes were designated at FVTPL due to the embedded conversion features, as the conversion prices were not fixed.

As at April 1, 2024, the fair value of the PGI Note was $1,316,236 and the NCAC note was $1,474,256.

NCAC Note: On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with NCAC Sponsor pursuant to which the Company issued 5,405 of common shares to extinguish the outstanding balance of NCAC Note, representing a conversion price of $298.88 per share.

In accordance with the Debt for Equity Exchange Agreements, as amended, the Company had to issue additional shares to NCAC Sponsor if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 was lower than $298.88 per share (“NCAC make whole payment”). The fair value of the NCAC make whole payment was measured using Monte Carlo pricing model and was estimated at $1,252,864 on September 30, 2024.

In December 2024, the Company issued 46,870 common shares to extinguish the NCAC make whole payment.

PGI Note: On September 30, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 3,473 of common shares to extinguish $1,307,960 of PGI Note, representing a conversion price of $298.88 per share.

On October 25, 2024, the Company entered into Debt for Equity Exchange Agreement with PGI pursuant to which the Company issued 1,414 of common shares to extinguish the remaining balance of PGI Note representing, a conversion price of $298.88 per share.

11

PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

In accordance with the Debt for Equity Exchange Agreements entered into on September 30, 2024 and October 25, 2024, as amended, the Company would need to issue additional shares to PGI if the Company’s volume weighted average share price for the 10 days prior to November 26, 2024 is lower than $298.88 per share (“PGI make whole payment”). The fair value of the PGI make whole payment was measured using Monte Carlo pricing model and was estimated at $804,965 on September 30, 2024.

In December 2024, the Company issued 42,378 common shares to extinguish the PGI make whole payment.

Fair Value Adjustments: During the three and six months ended September 30, 2024, a total fair value gain of $101,708 (September 30, 2025 - $nil) was recognized in relation to the promissory notes and their conversions.

The fair value of the notes was calculated using a credit adjusted market borrowing rate.

11. ELOC

On August 28, 2024, the Company entered into a $25 million equity line of credit (ELOC) agreement with White Lion Capital, LLC, which was declared effective by the U.S. Securities and Exchange Commission (SEC). This agreement allows the Company to sell up to $25 million in shares over a 24-month period, subject to specific conditions outlined in the Purchase Agreement.

As part of the consideration for entering into the ELOC, the Company issued 292 common shares to White Lion as a commitment fee. These shares were accounted for as share issuance costs in the Condensed Consolidated Interim Statement of Changes in Equity.

During the six months ended September 30, 2025 the Company issued 1,283,950 (September 30, 2024 - 23,538) common shares for total consideration of $7,349,396 (September 30, 2024 - $1,891,030). Share issuance costs of $293,975 (September 30, 2024 - $278,141) consisted of $nil (September 30, 2024 - $187,500) ($93,750 not yet settled at September 30, 2024) share settled issuance costs and $293,975 (September 30, 2024 - $90,641) cash settled share issuance costs.

12. Share capital

a) Authorized

The Company is authorized to issue an unlimited number of Common Shares, each without par value.

b) Issued and outstanding

On November 26, 2024, the Company consolidated its common shares on the basis of 75:1.

On May 5, 2025, the Company consolidated its common shares and warrants on the basis of 7.97:1.

All common shares, warrants and value per share amounts have been updated to reflect the share consolidations.

As at September 30, 2025, there were 1,872,051 (September 30, 2024 – 76,009) issued and outstanding Common Shares.

		2025		2024
Common shares	Note	Number	Amount ($)	Number	Amount ($)
Opening balance April 1		568,021	61,752,305	22,402	46,125,397
Shares issued on conversion of convertible note		-	-	19,209	4,129,524
Shares issued for ELOC	11	1,283,950	7,349,396	23,830	1,999,777
Warrant exchange		-	-	1,104	192,060
Shares issued to third party advisors		15,242	60,000	586	241,379
Shares issued on conversion of promissory notes		-	-	8,878	530,692
Shares issued on RSU exercise		4,838	16,884	-	-
Share issuance costs		-	(293,975)	-	(278,141)
Balance as at September 30		1,872,051	68,884,610	76,009	52,940,688

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PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Common shares

Issuance of shares to third party advisors

In May 2025 and in May and August 2024, the Company issued 15,242 and 586 common shares respectively to various third party advisors in exchange for professional services.

c) Profit/loss per share

The calculation of basic and diluted income/(loss) per share is based on the income/(loss) for the period divided by the weighted average number of shares in circulation during the period. In calculating the diluted loss per share, potentially dilutive shares such as warrants have been included.

d) Warrant Reserve

As at September 30, 2025, there were 261,188 (March 31, 2025 – 261,188) issued and outstanding Warrants.

The following warrants were outstanding and exercisable at September 30, 2025:

Issue Date	Expiry Date	Exercise Price	Number of Warrants Outstanding	Number of Warrants Exercisable
August 20, 2024	August 20, 2026	$298.88	837	837
December 24, 2024	December 24, 2029	$15.94	125,471	125,471
December 24, 2024	December 24, 2026	$15.94	125,471	125,471
December 24, 2024	December 24, 2029	$19.93	9,409	9,409

e) Restricted Stock Units (RSUs)

RSUs	2025	2024
	Number
Opening balance April 1	-	-
RSU’s granted	12,713	-
Exercised	(4,838)	-
Balance as at September 30,	7,875	-

On April 17, 2025, the Company issued 12,713 RSUs to directors, consultants and an employee which are exercisable into common shares of the Company at no additional cost and are to vest as follows:

●	4,838 exercisable on April 17, 2025

●	3,932 exercisable on April 17, 2026

●	3,943 exercisable on April 1, 2027

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PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

13. Psyence Labs Ltd. Investment

During the year ended March 31, 2025, the Company acquired 1,000 shares in Psyence Labs Ltd. (PsyLabs) in exchange for shares in the Company. PsyLabs is a private company headquartered in the British Virgin Islands. PsyLabs is focused on the production of psychedelic active pharmaceutical ingredients and extracts.

On April 15, 2025 the Company acquired an additional 250 shares in Psyence Labs Ltd for total consideration of $500,000 in cash.

On August 15, 2025 the Company acquired an additional 1,750 shares in Psyence Labs Ltd for total consideration of $3,500,000 in cash.

As at September 30, 2024, the Company held 17% of the outstanding shares in Psyence Labs Ltd.

Fair Value Assessment

As at September 30, 2025, the Company determined the fair value of its investment in PsyLabs to be $5,172,000, based on a recent arm’s length subscription transaction by a third-party investor at $1,724 (March 31, 2025 - $745) per PsyLabs share. This price was considered to represent a Level 2 input under the fair value hierarchy in accordance with IFRS 13 – Fair Value Measurement, as it reflects observable market-based pricing for an identical equity instrument in an active negotiation with a market participant. The fair value hierarchy measurement was unchanged from March 31, 2025.

As a result, the Company recognized an unrealized fair value gain of $427,000 in the condensed consolidated statement of profit or loss and other comprehensive income for the period ended September 30, 2025, in accordance with IFRS 9 – Financial Instruments, as the investment is classified as a financial asset measured at fair value through profit or loss (FVTPL).

14. Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern to pursue the development of natural health business, to maintain a flexible capital structure which optimizes the cost of capital at an acceptable risk level.

The Company manages its capital structure and adjusts it considering changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may obtain additional funding from equity financing, issue new debt, acquire or dispose of assets or adjust the amount of cash and cash equivalents on hand.

To facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Management considers its approach to capital management to be appropriate given the relative size of the Company. There were no changes in the Company’s approach to capital management during the period.

15. Transactions with related parties

All related party transactions are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All amounts either due from or due to related parties other than specifically disclosed are non-interest bearing, unsecured and have no fixed terms of repayments. The Company incurred the following transactions with related parties during the periods ended September 30, 2025 and September 30, 2024:

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PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

Compensation to key management personnel

Key management personnel are those people who have authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly. Key management personnel include the Company’s executive officers and Board of Directors.

Key Management Personnel	September 30, 2024	September 30, 2023
Short term benefits	469,346	448,016
Share based compensation	22,996	-
Total	492,342	448,016

Short term benefits consist of consulting fees, director’s fees, payroll and other benefits paid to key management personnel. This is included in the professional and consulting fees and general and administrative line items in the condensed consolidated interim statements of net loss and comprehensive loss.

16. Share based compensation

During the period ended September 30, 2025, $26,329 (September 30, 2024 - $nil ) was recognised for options and restricted stock units (“RSU’s”) granted by the Company under professional and consulting fees expenses and general and administrative expenses on the condensed consolidated interim statements of net loss and comprehensive loss.

17. Financial instruments and financial risk management

a) Financial instrument classification and fair value measurement

Financial instruments that are recorded at fair value on the consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements.

The fair value of hierarchy has the following levels:

●	Level 1 – quoted prices in active markets for identical financial instruments.

●	Level 2 – quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in the markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.

●	Level 3 – valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The table below presents the carrying value of the Company’s financial instruments:

	Level 1	Level 2	Level 3	Total
Investment in Psyence Labs Ltd	-	2,235,000	-	2,235,000
Derivative warrant liabilities – public warrants	298,368	-	-	298,368
Balance, September 30, 2025	298,368	2,235,000	-	2,533,368

	Level 1	Level 2	Level 3	Total
Investment in Psyence Labs Ltd	-	745,000	-	745,000
Derivative warrant liabilities – public warrants	200,096	-	-	200,096
Balance, March 31, 2025	200,096	745,000	-	945,096

There were no transfers in and out of level 3 during the period.

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PSYENCE BIOMEDICAL LTD.

Condensed Consolidated Interim Financial Statements (unaudited)

b) Risk management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management as well as monitoring. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. Historically, the Company’s main source of funding has been through investments from its parent. The Company’s access to financing is uncertain. There can be no assurance of continued access to significant equity or debt funding.

The following table set forth the maturity of the contractual obligations as at September 30, 2025 and after

	Carrying Amount	Contractual Cash Flows	Less than 1 year	Between 1 and 3 years
Accounts payable & accrued liabilities	644,700	644,700	644,700	-
Total contractual obligations	644,700	644,700	644,700	-

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

As at September 30, 2025, a 10% fluctuation in foreign exchange rates would result in a $11,524 impact to net loss and comprehensive loss.

18. Subsequent Events

Subsequent to period end, the Company has received gross proceeds of $57,500 for the issuance of 20,000 common shares in relation to the ELOC.

On October 1, 2025, the Company issued 60,820 RSUs to directors, consultants and an employee. Of this grant 49,393 RSUs were issued to related parties.

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Exhibit 99.2

Psyence Biomedical Ltd.

Management Discussion and Analysis (MD&A)

For the six months ended September 30, 2025 and 2024

Expressed in United States Dollars

(USD $)

Psyence Biomedical Ltd.
Management Discussion and Analysis

Operating and Financial review for the six-month periods ended September 30, 2025 and 2024

The following discussion of the results of our operations and our financial condition should be read in conjunction with the unaudited condensed consolidated financial statements included as Exhibit 99.1 to this report. This discussion contains forward-looking statements that involve risks, uncertainties, and assumptions. Actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those set forth in “Item 3. Key Information–D. Risk Factors” set forth in our Form 20-F filed with the SEC on June 25, 2025.

Business overview

Psyence Biomedical Ltd. (the “Company” or “PBM”), is one of the few multi-asset, vertically integrated biopharmaceutical companies specializing in psychedelic-based therapeutics. It is the first life sciences biotechnology company focused on developing nature-derived (non-synthetic) psilocybin and ibogaine-based psychedelic medicine to be listed on Nasdaq. We are dedicated to addressing unmet mental health needs, particularly in palliative care. The company is committed to an evidence-based approach in developing safe, effective, and FDA-approved nature-derived psychedelic treatments for a broad range of mental health disorders.

We strive to set the global standard for excellence and consistency in drug development using nature-based psilocybin and ibogaine products. PBM’s priority is developing pharmaceutical grade psilocybin and ibogaine to help heal psychological trauma and the diagnosable disorders that can result therefrom, including adjustment disorder (“AjD”), alcohol use disorder (“AUD”), other substance use disorders, anxiety, depression, post-traumatic stress disorder (“PTSD”), and grief and bereavement, especially in the context of palliative care. Our focus includes therapeutic protocols for medical and scientific research including observational studies.

Our lead product candidate is PEX010, a capsule containing 25mg naturally sourced psilocybin and which is being used in our Phase IIb double-blind, randomized, placebo (1mg low dose) controlled clinical trial to assess the efficacy and safety of PEX010 in psilocybin-assisted psychotherapy for the treatment of AjD due to a cancer diagnosis (the “Phase IIb Study”).

We have contracted Southern Star Research, a CRO in Australia that specializes in the study of psychedelics, to conduct the Phase IIb Study Outsourcing the study to a CRO assists the company in operating in a more capital efficient manner without the overhead of handling in-house. The study has received ethics approval, and multiple patients have been dosed.

Operating results

Our key financials and operating highlights for the six months ended September 30, 2025 are:

Sales and marketing costs

For the six months period ended September 30, 2025, we incurred sales and marketing costs of $154,976, consisting primarily of expenses for investor relations activities, travel, content creation, promotional materials and website-related costs. This represents a significant decrease compared to the $320,708 incurred during the six months ended September 30, 2024,

The prior-period costs were substantially higher because they included one-off listing and uplisting activities, including expenditures related to our NASDAQ listing process, enhanced investor outreach, and associated professional services.

In the current period, the Company has reduced investor relations, travel, and promotional activity compared to the prior year.

Research and development

For the six months period ended September 30, 2025, we incurred research and development costs of $672,364 (September 30, 2024: $265,626). The increase in the current period relates primarily to clinical trial progress following the transition from our previous contract research organization (CRO), to Southern Star.

During the current period, multiple clinical trial sites were activated and were actively recruiting and enrolling patients, resulting in increased costs for site initiation, patient-related activities, monitoring, and ongoing trial management.

1

Psyence Biomedical Ltd.
Management Discussion and Analysis

General and administration costs

For the six months period ended September 30, 2025, we incurred general and administrative costs of $367,070 (September 30, 2024: $536,140), which consisted of filing and listing fess, bank fees, directors and officers insurance, salaries and wages and operational costs.

General and administrative costs have normalized in the current period, with a notable reduction due to lower filing following the completion of the prior year’s NASDAQ listing process. The prior period included elevated, one-off costs associated with the listing and initial compliance requirements, which did not recur in the current period.

Overall, the decrease reflects the Company’s efforts to reduce ongoing administrative spend and streamline operations, resulting in lower insurance, regulatory, and operational costs compared to the prior year.

Professional and consulting fees

For the six months period ended September 30, 2025, professional and consulting fees totalled $1,223,637 (September 30, 2024: $808,872).

This consisted of $420,298 (September 30, 2024: $408,457) paid to consultants for business strategy, financial and administrative services, legal fees of $734,977 (September 30, 2024: $304,769) paid to legal practitioners for various corporate matters, and $68,362 (September 30, 2024: $95,619) for audit fees and accounting fees.

The increase in the current period is primarily due to higher legal fees incurred in connection with corporate transactions, as well as increased levels of advisory activity to support the Company’s operational and corporate initiatives. Audit and accounting fees decreased period-over-period following the normalization of regulatory reporting requirements.

Other Items

During the period, the Company increased its investment in Psyence Labs Ltd. (“PsyLabs”), a private company focused on the production of psychedelic active pharmaceutical ingredients and extracts. Following the initial acquisition of 1,000 shares in Q3 2025 through a share exchange, the Company acquired an additional 2000 shares for $4,000,000 in cash.

As at September 30, 2025, the Company held approximately 17% of PsyLabs’ outstanding shares.

The Company assessed the fair value of its investment in PsyLabs as at September 30, 2025 at $5,172,000, the fair value assessment resulted in the recognition of an unrealized gain of $427,000 for the six months ended September 30, 2025,

Update to Palliative Care Clinical Trial

The 87 - patient Phase IIb Study being conducted by the CRO, Southern Star Research, in Australia is the one that has been referred to in discussions with the FDA in the pre-IND process. The study has received ethics approval, and multiple patients have been enrolled and dosed.

Liquidity and capital resources

Since incorporation, our operations have been financed from investment by our shareholders, a convertible debt note and an equity line of credit. Our main use for liquidity is funding scientific research, clinical studies, salaries and professional and consulting fees. Our ability to fund operations and to make planned cash flows are subject to prevailing economic conditions, regulatory and financial, business, and other factors, some of which are beyond our control.

As of September 30, 2025, we had a cash balance including restricted cash of $7,197,176 and working capital of $6,686,387.

The Company’s current expenditure obligations include commitments for the Phase IIb palliative care clinical trial. The Company expects to continue funding these projects with available cash and cash equivalents, and therefore, is subject to risks including, but not limited to, an inability to raise additional funds through the issuance of equity, debt instruments or similar means of financing to support the Company’s continued development, including operating requirements and to meet its liabilities and commitments at they become due.

2

Psyence Biomedical Ltd.
Management Discussion and Analysis

The Company has experienced cash outflows from operations since incorporation and by nature of its business, will require ongoing financing to continue its research and development operations. The Company’s ability to access both public and private capital is dependent upon, among other things, general and sectoral market conditions and the capital markets generally, market perceptions about the Company and its business operations, and the trading prices of the Company’s securities from time to time. There can be no assurance that additional funds can be raised upon terms acceptable to the Company, or at all, as funding for early-stage companies remain challenging generally

The Company’s primary capital needs are funds to advance its research and development activities and for working capital purposes. These activities include staffing, pre-clinical studies, clinical trials, professional and consulting fees and general and administrative costs. There are uncertainties regarding the Company’s ability to continue as a going concern. There is no assurance that additional capital or other types of financing will be available if needed or that these financings will be on terms at least as favourable for the Company as those previously obtained, or at all.

Research and development, patents and licenses

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in the statements of net loss and comprehensive loss as incurred.

Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to complete development and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are expensed as incurred. Research and development expenses include all direct and indirect operating expenses supporting the products in development. The costs incurred in establishing and maintaining patents are expensed as incurred.

Critical Accounting Estimates

The preparation of financial statements in conformity with IFRS requires management to make certain estimates, judgments and assumptions concerning the future. Actual results may differ from these estimates. The Company’s management reviews these estimates, judgments, and assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised. The following are deemed to be critical accounting policies as these require a high level of subjectivity and judgement and could have a material impact on PBM’s financial statements.

Quantitative and Qualitative Disclosures About Financial Instruments and Financial Risk Management

In the normal course of business, the Company is exposed to a variety of financial risks: credit risk, liquidity risk, foreign exchange risk and interest rate risk. These financial risks are subject to normal credit standards, financial controls, risk management, as well as monitoring. Our Board has overall responsibility for the establishment and oversight of the Company’s risk management framework.

Credit risk

Credit risk arises from cash and cash equivalents held with banks. The maximum exposure to credit risk is equal to the carrying value of the financial assets. The objective of managing counterparty credit risk is to prevent losses on financial assets. The Company minimizes the credit risk of cash and cash equivalents by depositing with only reputable financial institutions. The Company also assesses the credit quality of counterparties, taking into account their financial position, past experience and other factors.

3

Psyence Biomedical Ltd.
Management Discussion and Analysis

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through an ongoing review of future commitments and cash balances available. The Company’s access to financing is always uncertain and there can be no assurance of continued access to significant equity or debt funding on terms satisfactory to the Company, or at all.

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency.

The Company operates internationally and is exposed to foreign exchange risk from the Canadian Dollar and the Australian Dollar. Foreign exchange risk arises from transactions as well as recognized financial assets and liabilities denominated in foreign currencies.

A 10% adverse change in exchange rate would have resulted in a loss of $11,524 as of September 30, 2025.

Management mitigates the risk of adverse exchange rate movements by holding funds in US dollars.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company has no significant interest-bearing assets or liabilities and therefore its income and operating cash flows are substantially independent of changes in market interest rates.

Capital Management

The Company’s objectives when managing its capital are to safeguard its ability to continue as a going concern, to meet its capital expenditures for its continued operations, and to maintain a flexible capital structure which optimizes the cost of capital within a framework of acceptable risk. The Company manages its capital structure and adjusts it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, issue debt, or acquire or dispose of assets. The Company is not subject to externally imposed capital requirements.

Management reviews its capital management approach on an ongoing basis. The Company considers its shareholders’ equity balance as capital.

Off-Balance Sheet Arrangements

We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of September 30, 2025. We do not participate in transactions that create relationships with entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations

We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities.

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